UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
1 April 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Santa Maria Energy Corp.

File No. 333-192902 -- CF# 30637

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Santa Maria Energy Corp. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on December 17, 2013, as amended on January 27, 2014.

Based on representations by Santa Maria Energy Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6	through February 5, 2019
Exhibit 10.7	through February 5, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary